UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 ------------------------------------------------------------------------------
                                  SCHEDULE 13G
 ------------------------------------------------------------------------------


                        Under the Securities Act of 1934
                               (Amendment No. 2 )




                           CALIFORNIA PRO SPORTS, INC.
                      -------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   130551 10 4
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 130551 10 4                                          Page 2 of 4 Pages



Row 1.: Henry Fong
        ###-##-####

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: United States

Row 5.: 1,083,540

Row 6.: -0-

Row 7.: 1,083,540

Row 8.: -0-

Row 9.: 1,083,540

Row 10.: / /

Row 11.: 23.9%

Row 12.: IN

Cusip No. 130551 10 4                                          Page 3 of 4 Pages


Item 1.
       (a) California Pro Sports, Inc.
       (b) 1221-B South Batesville Road
           Greer, South Carolina 29650

Item 2.
       (a) Henry Fong
       (b) 2401 PGA Blvd, Suite 280-F
           Palm Beach Gardens, Florida 33408
       (c) United States
       (d) Common Stock, $.01 Par Value
       (e) 130551 10 4

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
          Not applicable

Item 4. Ownership

       (a) 1,083,540 of which 784,940 is common stock and 298,600 is common stock issuable upon the exercise of warrants.
       (b) 23.9%
       (c) (i)   1,083,540
           (ii)  -0-
           (iii) 1,083,540
           (iv)  -0-

Item 5. Ownership of Five Percent or less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

Item 8. Identification and Classification of Members of the Group:
          Not applicable

Item 9. Notice of Dissolution of Group:
          Not applicable

Item 10. Certification:
          Not applicable

Cusip No. 130551 10 4                                          Page 4 of 4 Pages



                                    Signature
                                    ---------


     After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.






Dated: February 13, 1997 as
       of December 31, 1996            By /S/ HENRY FONG
                                          --------------------------
                                          HENRY FONG